Exhibit 12

EMBRAER
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Dec 2001	Dec 2002	Dec 2003	Dec 2004	Dec 2005	Sept 2006

Earnings
Income before income taxes, minority interest and equity in income (loss) from affiliates	541,507	412,199	108,169	493,651	503,102	329,958
Total Fixed Charges less capitalized interest	71,123	83,864	132,109	167,475	174,380	113,064

Earnings before fixed charges	612,630	496,063	240,278	661,126	677,482	443,022

Fixed Charges
Interest expenses, net of capitalized interest	70,464	81,746	129,551	164,777	172,197	108,873
Capitalized interest	190	221	144	393	733	282
Interest within rental expenses	659	2,118	2,558	2,698	2,183	4,191

Total Fixed Charges	71,313	84,085	132,253	167,868	175,113	113,346

Ratio of earnings to fixed charges	8.59	5.90	1.82	3.94	3.87	3.91